

FILED

Secretary of State
State of California

A0854574

Filing Number

04/14/2021

Filing Date

Certificate of Amendment

Of Articles of Incorporation

The undersigned certify that:

1.   They are the President and Secretary, respectively, of **SOUL SLICE, BC**, a California benefit corporation, with California Entity Number 4668026.

2.   Article III Capital Stock of the Articles of Incorporation of this corporation is amended to read as follows:

The total number of shares of the Corporation is authorized to issue is ten thousand (10,000) Class A - Preferred Shares and ninety thousand (90,000) Class B - Common Shares of common stock having no par value. Each stock certificate issued by the Corporation shall note conspicuously that the Corporation is a benefit corporation. The stockholders of the Class A - Preferred Shares and the Class B - Common Shares are entitled to one (1) vote per share and may vote same as provided by law. The Class A - Preferred Shares have the same rights of the Class B - Common Shares, except that in the event of a liquidation of the corporation, Class A - Preferred Shares shall receive liquidating distributions on a pro-rata basis prior to any distribution to Class B - Common Shares.

3.   The foregoing amendment of the Articles of Incorporation has been duly approved by the board of directors.

4.   The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Sections 902 and 14601, California Corporations Code. The total number of outstanding shares of the corporation is 90,000. The number of shares voting in favor of the amendment equaled or exceeded to the vote required. The percentage vote required was more than two-thirds.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Date: January 21, 2021

Louis Carter, President

Carla Dearing, Secretary